UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20130002

DIVISION OF
CORPORATION FINANCE

February 11, 2013

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Bank of America Corporation
Incoming letter dated January 7, 2013

Dear Mr. Mueller:

This is in response to your letter dated January 7, 2013 concerning the shareholder proposal submitted to Bank of America by William C. B. Lynch. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: William C. B. Lynch

*** FISMA & OMB Memorandum M-07-16 ***

February 11, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 7, 2013

The proposal requests that any and all business the company conducts be "printed per line ½ ¼ per line" and "worded in the English of the day."

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Bank of America, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Bank of America relies.

Sincerely,

Tonya K. Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 04081-00144

January 7, 2013

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Stockholder Proposal of William C. B. Lynch
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Bank of America Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from William C. B. Lynch (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal, which includes a number of typographical errors, is reproduced below in its entirety:

> Using page 65 et all I, shall propose to the the membership the following:
> 1 – That any and all business/prposall that the banck conducts shall be:
> 1 printed per line ½ ¼ per line
> 2 worded in the English of the day
> 3 the affect of said legislation et all be given affect works
> 4 the effect of said legislation et/all
> May I thank the people for reviewing the above and let the above be heard at the meeting:
> May I further ask that the bank shall furnish to the membership the bu iness it does be it private or public.
> I am further asking that the bank if it seeks new members use the following as an example that each member submut names that may not know the existence of my/our bank and you can use the following:
> William c b lynch bacbcholresrs *** FISMA & OMB Memorandum M-07-16 ***
> *** FISMA & OMB Memorandum M-07-16 ***
> The church bulletin 800 columb a road boston
> the head master 800 columb a road boston massachusetts
> the bullock family *** FISMA & OMB Memorandum M-07-16 ***
> john b lynch *** FISMA & OMB Memorandum M-07-16 ***
> james young *** FISMA & OMB Memorandum M-07-16 ***
> eileen hennessey *** FISMA & OMB Memorandum M-07-16 ***
> the perron family *** FISMA & OMB Memorandum M-07-16 ***
> the long family *** FISMA & OMB Memorandum M-07-16 ***
> May I thank all of you for the help you have given me over the years.

A copy of the Proposal is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and

- Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a stockholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Staff has on numerous occasions permitted the exclusion of proposals under Rule 14a-8(i)(3) where the proposal was so inherently vague and indefinite that stockholders voting on it would be unable to ascertain with reasonable certainty what actions the company would take if the proposal were enacted. For example, in *Bank of America Corp.* (avail. Feb. 17, 2006), a largely illegible proposal appeared to request "limiting salary increases of Bank of America members of its Corporate Board of Directors." The Company argued that the proposal did not "include enough clear information" about what limits the proponent sought "for the Corporation to be able to implement [the proposal] without making assumptions regarding what the [p]roponent actually had in mind." The Staff concurred in the proposal's exclusion under Rule 14a-8(i)(3) as vague and indefinite. Similarly, in *Bank of America Corp.* (avail. June 18, 2007), the proposal sought a report regarding the "thinking of Directors concerning representative payees." The Company argued that the term "thinking" was vague, and the Staff concurred in the Company's view that the proposal was impermissibly vague and indefinite.

A similar situation arose in *The Procter & Gamble Co.* (avail. June 30, 2005), which addressed a proposal that stated:

> My shareholder proposal. We recommend the merger of Procter & Gamble ("P&G") with Gillette Company be rescinded no later than the 13th day ~~Chicago, Illinois~~ Massachusetts time / at 5 PM. We ask our directors "~~carry out this our request~~" Upon adjournment said stockholder meeting."

The company argued that it was "unclear" why, when or how the company would rescind the merger, which was then the subject of a binding merger agreement. The company also asserted that the letter from the proponent was "difficult to follow." The Staff concurred that the proposal was excludable as impermissibly vague and indefinite.

In *NStar* (avail. Jan. 5, 2007), the Staff concurred with the exclusion under Rule 14a-8(i)(3) of a proposal requesting disclosure of the company's "standards of record keeping of our financial records." The company argued that there was no means of determining what "financial records" the proposal covered nor what "standards" it referred to. *See also General Motors Corp.* (avail. Mar. 26, 2009) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal to "[e]liminate all incentives for the CEOS and the Board of Directors" that did not define "incentives"); *Bank of America Corp.* (avail. Feb. 12, 2007) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting the reduction of investments when it was unclear which investments were to be reduced); *Tri-Continental Corp.* (avail. Mar. 14, 2000) (concurring in the exclusion under Rule 14a-8(i)(3) of a proposal seeking divestiture of certain holdings until "just judgments" were made to victims of the Holocaust and for "other inconveniences endured by the aggrieved," terms which the company argued were vague).

The Proposal here is substantially more vague than the above proposals. First, it is difficult to determine what portion of the Proponent's letter is intended to serve as the actual proposal to be voted on: whether it is the first of the two lines that is preceded by the number "1," or whether it is some or all of the requests that begin with the word "further."

Second, statements and references within each of these possible proposals are vague and escape comprehension. For example, the Proponent's reference to "any and all business/prposall" encompasses an unlimited number of possible meanings, and there is no description or wording that helps the reader understand the scope of what is to be addressed. Stockholders would not be able to determine whether this language references all Company proposals that are included in the Company's proxy statements, or whether it refers to the entirety of the business that the Company conducts. Similarly, the four requirements that the Proposal states "shall" apply to each such "business/prposall" are elusive and impossible to follow. The same defect applies to each of the "further" requests: it is unclear what it means to "furnish to the membership" the business that the Company "does," to whom the "membership" is intended to refer or how the example of how to "submut names" if the Company "seeks new members" is to be applied.

Thus, the statements in the Proposal are so vague that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Thus, due to the Proposal's unintelligible and vague nature, and consistent with Staff precedent, we believe the Proposal is impermissibly misleading and, therefore, excludable in its entirety under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With A Matter Relating To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a stockholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, the first consideration is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

A. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To The Technical Preparation Of The Company's Reports.

The Proposal relates to the Company's ordinary, day-to-day business. While, as discussed above, it is not possible to determine precisely what the Proposal is requesting, it is clear that it delves into ordinary business considerations. For example, the Proposal requests that "any and all business/prposall" be formatted and phrased in a certain way, namely "printed per line ½ ¼ per line" and "worded in the English of the day." The Staff has previously concurred that proposals addressing these types of topics are excludable under Rule 14a-8(i)(7). For example, in *Santa Fe Southern Pacific Corp.* (avail. Jan 14, 1988), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal requesting that the company use "plain english" in company reports. The Staff found that the proposal appeared to relate to the company's "ordinary business operations (i.e., the technical preparation of company reports)." The Proposal here seeks nearly identical action—that Company business be "worded in the English of the day." Similarly, in *Dow Jones & Co., Inc.* (avail. Jan. 31, 1997), the Staff concurred that the company could exclude a proposal requesting that the company reconsider the size of print in its newspapers. The company argued that, because the company made numerous "determinations" about "the manner and format of publishing the news," decisions about print size were "inherently ordinary business matters." The Proposal here deals with similar minutiae regarding the format of Company documents. And here too the Company has a large and diverse amount of business, formatted in different ways. *See also Best Buy Co., Inc.* (avail. Mar. 21, 2008) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal about "decisions concerning the paper stock used by the company"); *Centel Corp.* (avail. Dec. 12, 1990) (proposal specifying how proxy statements should be mailed was excludable as relating to "the details of issuing corporate notices").

B. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Seeks The Disclosure Of Ordinary Business Matters.

The Commission stated in Exchange Act Release No. 20091 (Aug. 16, 1983) that when a proposal requests the preparation of a report on a specific aspect of a company's business, "the staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8([i])(7)." Similarly, in *Johnson Controls, Inc.* (avail. Oct. 26, 1999), the Staff stated that, for "proposals requesting additional disclosures in Commission-prescribed documents," the Staff "will consider whether the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business; where it does, [the Staff] believe[s] it may be excluded under rule 14a-8(i)(7)."

The Proposal seeks to control the Company's conduct of its business and how it presents communications, addressing how "any and all business/prposall" should be formatted and worded, and providing further that the Company "furnish to the membership the bu iness [the Company] does be it private or public." The Proposal appears to request that the Company provide much of its day-to-day business to the stockholders. Yet decisions about how specifically to communicate with stockholders are not appropriately decided by the stockholders as a whole, because those decisions "could not, as a practical matter, be subject to direct shareholder oversight."

For example, in *Refac* (avail. Mar. 27, 2002), the Staff concurred in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board "improve corporate disclosure practices." The company argued that oversight of the "disclosure process is a complex task with respect to which stockholders are not in a position to make an informed judgment." The Staff found the proposal excludable as relating to "the disclosure of ordinary business matters." Relatedly, in *McKesson Corp.* (avail. Apr. 1, 2004), the Staff found excludable a proposal requesting the board "to prepare and make available to stockholders on an annual basis a separate report . . . regarding the actions taken by the [b]oard and all committees thereof . . . in the prior year." The company noted that the board and its committees "consider myriad recurring and ordinary matters (such as annual budget, officer appointments, material contracts, securities offerings, acquisitions and asset dispositions) that are part of the day-to-day management of the [c]ompany's operations." Therefore, the company argued, "the breadth of the proposal clearly covers many aspects of the [c]ompany's ordinary business operations." The Staff concurred that this proposal was excludable as "reporting on board actions related to [the company's] ordinary business operations." The Proposal here is even broader, seeking communication not just of Board actions, but of *all* "the bu iness [the Company] does be it private or public," and it too would reach ordinary business operations.

The Staff has also found proposals dealing with the specific means and content of communications between a company and its stockholders to be excludable. For example, the Staff agreed that a proposal relating to "presentation of contact information in communications to shareholders" was excludable. *See Alaska Air Group, Inc.* (avail. Mar. 14, 2008). The proposal in *Alaska Air* would have required the company to "strictly honor the shareholders right to proper disclosure of identification and contact information to the fullest extent possible by technology." The company argued that the proposal required the disclosure of "information beyond that required by the federal securities laws," information which "may or may not relate to" its "ordinary business matters." *See also Ford Motor Co.* (avail. Mar. 1, 2010) (proposal to require the company to distribute all restatements of audited financial statements in their original form to the stockholders was excludable as relating to "the manner in which the company distributes restated financial statements to shareholders"); *XM Satellite Radio Holdings Inc.* (avail. May 14, 2007) (proposal requesting the board to impose monetary penalties on officers who do not promptly respond to stockholder communication was excludable because it sought to establish "procedures for improving shareholder communications"); *Irvine Sensors Corp.* (avail. Jan 2, 2001) (proposal "to have regular communications and updates with the shareholders of this company" via letters or conference calls was excludable because it pertained to "procedures for establishing regular communications and updates with shareholders"). Much like the *Alaska Air* proposal, the Proposal here appears to request that the Company disclose to its stockholders much of the business the Company conducts. And much like the *Ford* and *Irvine Sensors* proposals, the Proposal would dictate how the Company communicates with its stockholders.

Consistent with the precedent discussed above, the Proposal is excludable under Rule 14a-8(i)(7) because it deals with tasks "fundamental to management's ability to run a company on a day-to-day basis" and pertains to ordinary business operations.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Jennifer E. Bennett, the Company's Associate General Counsel and Assistant Corporate Secretary, at (980) 388-5022.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Jennifer E. Bennett, Bank of America Corporation
William C. B. Lynch

GIBSON DUNN

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***

The Honorable members of The Bank of America
c/o corporate secretary
bank of america corporation
hearst tower
214 north tyron street
n c i o27 20 05
charollett north carolina
28255

OFFICE OF THE
MAY 2 9 2012
CORPORATE SECRETARY

To whom it may concern,

Using page 65 et all I,shall propose to the the membership the following:

1-That any and all business/proposall that the banck conducts shall be:
  1 printed per line ½ ¼ per line
  2 worded in the English of the day
  3 the affect of said legislation et allbe given affedt works
  4 the effedt of said legislation et/all

May I thank the people for reviewing the above and let the above be heard at the meeting:

May I further ask that the bank shall furnish to the membership the bu iness it does be it private or public.

I am further asking that the bank if it seeks new members use the following as an example that each member submut names that may not know the existence of my/our bank and you can use the following:

William c b lynch bacbcholresrs *** FISMA & OMB Memorandum M-07-16 ***
the church bulletin 800 columboa road boston
the head master 800 columb a road boston massachusetts
the bullock family *** FISMA & OMB Memorandum M-07-16 ***
john b lynch *** FISMA & OMB Memorandum M-07-16 ***
james young *** FISMA & OMB Memorandum M-07-16 ***
eileen hennessey *** FISMA & OMB Memorandum M-07-16 ***
the perron family *** FISMA & OMB Memorandum M-07-16 ***
the long famuly *** FISMA & OMB Memorandum M-07-16 ***

May I thank all of you for the help you have given me over the years.

Very Sincerely,

William c b lynch
ba cb cho lres rs
c.c.file


Equality
FOREVER

25 MAY 2012 PM 2 T

The Honorable members
of the bank of america
c/o Corporate secretary
bank of ameri ca Corporation
hearst tower
214 north tyron street
n c 1 0 2 7 2 0 0 5
charlotte north carolina
2 8 2 5 5